UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

July 13, 2016

Mizuho Financial Group, Inc.

The Dai-ichi Life Insurance Co., Ltd.

DIAM Co., Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Asset Management Co., Ltd.

Shinko Asset Management Co., Ltd.

Signing of Integration Agreement among Asset Management Companies

DIAM Co., Ltd. (President & CEO: Yasumasa Nishi) (“DIAM”), Mizuho Trust & Banking Co., Ltd. (President & CEO: Takeo Nakano) (“MHTB”), Mizuho Asset Management Co., Ltd. (President & CEO: Hidetake Nakamura) (“MHAM”), and Shinko Asset Management Co., Ltd. (President & CEO: Shuichi Goto) (“Shinko Asset Management”) (collectively, the “Integrating Companies”) have been proceeding with discussions and preparations for the integration of their asset management functions (the “Integration”) pursuant to the memorandum of understanding on the integration dated September 30, 2015. In this regard, we are pleased to announce that the Integrating Companies today entered into Integration Agreement, after obtaining approval by resolutions adopted by their respective boards of directors. The Integration will become effective subject to approval by the relevant authorities.

1.	Summary of Integration Agreement

	- Effective date of the Integration:	October 1, 2016

	- Method of the Integration:	The Integration will be implemented through the following steps: (i) a merger between MHAM as surviving company and Shinko Asset Management as disappearing company; (ii) a company split between MHTB as splitting company and MHAM (after the merger in (i) above) as successor company whereby rights and obligations attributed to Asset Management Division of MHTB will be transferred to MHAM; and (iii) a merger between DIAM as surviving company and MHAM as disappearing company.

	- Company name:	Asset Management One Co., Ltd.

	- Stated capital:	JPY 2 billion

	- Location of the head office:	1-8-2 Marunouchi, Chiyoda-ku, Tokyo

	- Representative:	Yasumasa Nishi

	- Shareholders:	Economic interests:
Mizuho Financial Group, Inc. – 70%
Dai-ichi Life Holdings, Inc. (*) – 30%
Voting rights:
Mizuho Financial Group, Inc. – 51%
Dai-ichi Life Holdings, Inc. (*) – 49%
(*) A change in the company name is expected on October 1,
2016 from The Dai-ichi Life Insurance Co., Ltd., subject to approval by the relevant authorities.

	- Corporate Governance Structure:	Company with Audit & Supervisory Committee

	- Expected directors, executive officers:	See Exhibit 1 below

2.	Expected organizational chart:	See Exhibit 2 below

3.	Expected company logo

Our aim through the Integration is to become the number one asset management company in terms of customer trust by providing a higher level of satisfaction, and also to become the number one asset management company in Asia that is competitive with the largest global asset management firms. The logo of the new company symbolizes this aim with a powerful representation of the Arabic numeral “1”, with the curve to the top right depicting our aspiration for further development and upward advancement.

Based on the strong commitment of Mizuho Financial Group, Inc. (“Mizuho”) and The Dai-ichi Life Insurance Company, Limited (“Dai-ichi Life”) to strengthen and develop their respective asset management businesses, the new company will aim to achieve significant development as a global asset management company, providing its customers with solutions of the highest standards by combining the asset management-related knowledge and experience accumulated and developed by each Integrating Company over many years, and taking full advantage of collaboration with both the Mizuho group and the Dai-ichi Life group. In order to establish a highly independent and transparent management framework, the new company’s independent outside directors (Audit & Supervisory Committee members) will include professionals with a high level of expertise in the areas of asset management, legal affairs and accounting. In addition, the new company will fulfill its fiduciary duties as a professional asset management firm and provide services and products that truly benefit its customers. Through these efforts, the new company aims to become the most trusted and valued asset management company — meeting the needs of pension funds and corporate customers in terms of diversification and sophistication of their investments, as well as encouraging a shift “from saving to investment” in Japan through providing individual customers with high-quality products and services.

-End-

Contact for inquiries regarding this matter:

Mizuho Financial Group, Corporate Communications Department +81-3-5224-2026
The Dai-ichi Life Insurance, Public Relations Department +81-50-3780-3235
(or -3256 or -3257)

[Reference] Overview of Integrating Companies

(1)Company name	DIAM Co., Ltd.	Mizuho Trust & Banking Co., Ltd.	Mizuho Asset Management Co., Ltd.	Shinko Asset Management Co., Ltd.

(2)Head office	3-3-1 Marunouchi, Chiyoda-ku, Tokyo	1-2-1 Yaesu, Chuo-ku, Tokyo	3-5-27 Mita, Minato-ku, Tokyo	1-17-10 Nihombashi,Chuo-ku, Tokyo

(3)President & CEO	Yasumasa Nishi	Takeo Nakano	Hidetake Nakamura	Shuichi Goto

(4)Principal business	Investment advisory and investment trust management business	Trust and banking business	Investment advisory and investment trust management business	Investment advisory and investment trust management business

(5)Capital	JPY2billion	JPY247.369billion	JPY2.045billion	JPY4.524billion

(6)Date of establishment	July 1, 1985	May 9, 1925	May 26, 1964	June 14, 1961

(7)Number of employees (as of 2016/3/31)	436	3,240 (210 in asset management function)	236	204

(8)Major shareholders (shareholding ratio) (as of 2016/3/31)	Mizuho Financial Group (50.0%) Dai- ichi Life Insurance (50.0%)	Mizuho Financial Group (100.0%) excluding treasury shares	Mizuho Financial Group (100.0%) excluding treasury shares	Mizuho Securities (77.0%) Mizuho Bank (10.0%) Mizuho Securities Research & Consulting (7.6%)

(9)Asset under management (as of 2016/3/31)	Investment Trust JPY6.1805trillion Investment advisory JPY10.7692trillion	Investment advisory JPY26.7353trillion	Investment Trust JPY2.5179trillion Investment advisory JPY2.2324trillion	Investment Trust JPY4.2026trillion Investment advisory JPY112.0billion

(10)Business result (Fiscal 2015)	Operating revenue JPY39.5billion Ordinary income JPY7.7billion Net income JPY5.1billion	Ordinary revenue JPY194.2billion Ordinary income JPY58.8billion Net income JPY40.4billion	Operating revenue JPY22.4billion Ordinary income JPY2.6billion Net income JPY1.7billion	Operating revenue JPY39.5billion Ordinary income JPY5.6billion Net income JPY3.7billion

[Exhibit 1] Expected directors, executive officers (as of 2016/10/1)

New Position	Name	Current Position

President & CEO	Yasumasa Nishi	President & CEO DIAM

Director Managing Executive Officer Head of Institutional Marketing Division	Toru Noguchi	Senior Executive Vice President DIAM

Director Managing Executive Officer Head of Risk Management Division	Masamichi Ishikawa	Executive Officer Mizuho Financial Group

Director Managing Executive Officer Head of Planning Division	Yasutaka Yamada	Executive Director DIAM

Director Member of Audit and Supervisory Committee	Satoshi Kato	Executive Vice President DIAM

Director Member of Audit and Supervisory Committee	Noboru Iwamatsu	Auditor Mizuho Asset Management

Director (not full-time) Member of Audit and Supervisory Committee	Yuji Kage	—

Director (not full-time) Member of Audit and Supervisory Committee	Shozo Fujita	—

Director (not full-time) Member of Audit and Supervisory Committee	Masami Hashimoto	—

Managing Executive Officer Head of Investment Trust Marketing Division	Hiroshi Yuki	Director & Senior Managing Executive Officer Shinko Asset Management

Managing Executive Officer Head of Investment Division	Akitoshi Masuda	Executive Officer DIAM

Managing Executive Officer Head of Global Business Division	Hajime Fukuzawa	Executive Vice President DIAM

Managing Executive Officer Head of Product Division	Shigeo Kanzaki	Senior Executive Officer Shinko Asset Management

Managing Executive Officer Co-Head of Institutional Marketing Division	Akihiro Ono	General Manager, Pension Business Consulting Department Mizuho Trust & Banking

New Position	Name	Current Position

Executive Officer Head of IT & Systems, Operations Division	Hiroshi Yabuta	General Manager, Index Strategy Fund Management Department Mizuho Trust & Banking

Executive Officer Deputy-Head of IT & Systems, Operations Division	Kiwao Shibamoto	Group Leader, IT Planning & Control Group DIAM

Executive Officer Deputy-Head of Risk Management Division	Shigenori Kawamoto	Executive Officer DIAM

Executive Officer Deputy-Head of Investment Trust Marketing Division	Yoshitaka Yoshino	Executive Officer Mizuho Asset Management

Executive Officer Deputy-Head of Investment Division	Nobutaka Aoki	General Manager, Active Strategy Fund Management Department Mizuho Trust & Banking

Executive Officer Deputy-Head of Planning Division	Ryuji Fujiwara	Group Leader, Corporate Planning Group DIAM

Executive Officer Deputy-Head of Investment Division	Motonobu Hoshino	Chief General Manager, Investment Solutions Department DIAM

[Exhibit 2] Expected organizational chart (as of 2016/10/1)

General Meeting of Shareholders
Board of Directors
Audit and Supervisory Committee
Corporate Secretariat
President & CEO
Business Policy Committees
Executive Management Committee
Investment Div.
Investment Planning G
Research G
Equity Investment G
Fixed Income Investment G
Passive Investment G
Investment Solutions G
Strategic Fund Investment G
Responsible Investment Dept.
Investment Product Management Dept.
Trading G
Trading Planning Dept.
Trading Dept.
Institutional Marketing Div.
Institutional Marketing Planning G
Institutional Marketing Planning Dept.
DC Business Development Office
Institutional Product and Marketing Support Dept.
Institutional Marketing G
Institutional Marketing Dept. No.1
Institutional Marketing Dept. No.2
Institutional Marketing Dept. No.3
Institutional Marketing Dept. No.4
Institutional Marketing Dept. No.5
Investment Trust Marketing Div.
Investment Trust Marketing Planning G
Investment Trust Marketing Planning Dept.
Investment Trust Information Services Dept.
Investment Trust Promotion Dept.
Investment Trust Marketing G
Investment Trust Marketing Dept. No.1
Investment Trust Marketing Dept. No.2
Investment Trust Marketing Dept. No.3
Investment Trust Marketing Dept. No.4
Investment Trust Marketing Dept. No.5
Investment Trust Marketing Dept. No.6
Global Business Div.
Global Business Planning G
Global Business Planning Dept.
Global Marketing G
Global Marketing Dept.
Product Div.
Product Strategy Planning G
Product Strategy Planning Dept.
Product Development G
Institutional Client Product Development Dept.
Investment Trust Product Development Dept.
Investment Trust Disclosure Dept.
Risk Management Div.
Compliance G
Compliance Dept.
Risk Management G
Risk Management Dept.
Investment Risk Management Dept.
Legal G
Legal Dept.
IT & Systems, Operations Div.
IT & Systems Control G
IT & Systems Planning Dept.
IT & Systems Development Dept.
Operations Control G
Operations Planning Dept.
Operational Process Management Dept.
Operations Service G
Investment Management Operations Dept.
Investment Trust Operations Dept.
Planning Div.
Corporate Planning G
Corporate Planning Dept.
Human Resources G
Human Resources Planning Dept.
Human Resources Dept.
Administration G
General Affairs Dept.
Finance & Accounting Dept.
Internal Audit G
Internal Audit Dept.